Contact

www.linkedin.com/in/jeromeoglesby (LinkedIn)
www.itsmfonline.org (Other)
www.technologycouncil.com (Other)

Top Skills

Business Analysis
Enterprise Architecture
Vendor Management

Jerome Oglesby

Technology Advisor | Board Member | Technology Officer | Venture Partner
Nashville Metropolitan Area

Summary

A trusted technology advisor to CXO's helping to develop IT strategies for leveraging business systems and technology investments. Proving insights that assists in technology digital transformation.

Experience

AHEAD
Advisory Partner
2023 - Present (less than a year)
United States

ScienceLogic
Board Member
2022 - Present (1 year)
United States

Orokii
Board Member
2022 - Present (1 year)
United States

LEAD Public Schools
Board Member
2012 - Present (11 years)
United States

TennesseeCIO
Advisory Board
2022 - Present (1 year)
United States

Vation Ventures

Advisory Council
2021 - Present (2 years)
United States

NextGen Venture Partners
Venture Partner
January 2022 - Present (1 year 9 months)
United States

Deloitte
18 years

Global Chief Technology Officer
2018 - 2022 (4 years)

US Chief Technology Officer
2006 - 2018 (12 years)

US Director of Technology
2004 - 2006 (2 years)

AT&T Mobility
Executive Director Of Technology
2000 - 2004 (4 years)

Sabre Corporation
Director Of Technology Services
1998 - 2000 (2 years)

American Airlines
Director Of Technology Operations
1989 - 1998 (9 years)

Education

The University of Texas at Arlington
BS, Information Systems

Lipscomb University
MBA, Business Administration